UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

February 6, 2023 (January 18, 2023)

(Date of Report (Date of earliest event reported))

XY Labs, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Filing of Certificate of Amendment to Certificate of Incorporation

On January 18, 2023, XY Labs, Inc. (the “Company”) filed a Certificate of Amendment to its Certificate of Incorporation, as amended (the “Charter Amendment”) with the State of Delaware, which effected an increase of the number of authorized shares of aggregate Common Stock from 130,000,000 to 160,000,000 and an increase of the number of authorized shares of Class A Common Stock from 60,000,000 to 90,000,000. A copy of the Charter Amendment is filed as Exhibit 2.1 to this Current Report on Form 1-U and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated herein by reference.

Amendment to Equity Incentive Plan

On January 18, 2023, the Company adopted that certain Amendment to the Company’s 2016 Equity Incentive Plan, as amended, which increased the aggregate number of shares of Class A Common Stock reserved for issuance thereunder from 25,000,000 to 45,000,000, all of which may be issuable as incentive stock options.

EXHIBITS

Index to Exhibits

Exhibit No.	Description

2.1	Certificate of Amendment to XY Labs, Inc.’s Certificate of Incorporation, as amended, dated January 18, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY LABS, INC.

By:	/s/ Arie Trouw
Arie Trouw, Chief Executive Officer

Dated: February 6, 2023